SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

02322P101**

(CUSIP Number)

Rajindar Singh

Baring Private Equity Asia V Holding (12) Limited

1 Raffles Place

#29-02 One Raffles Place

Singapore 048616

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	CUSIP number of the American Depositary Shares, each representing one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia V Holding (12) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,800,000[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,800,000[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Baring Private Equity Asia V Holding (12) Limited.
[2]	Based on 239,614,272 Ordinary Shares (as defined in Item 1) outstanding as of September 30, 2013.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[2]	Based on 239,614,272 Ordinary Shares (as defined in Item 1) outstanding as of September 30, 2013.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund V Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[2]	Based on 239,614,272 Ordinary Shares (as defined in Item 1) outstanding as of September 30, 2013.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[2]	Based on 239,614,272 Ordinary Shares (as defined in Item 1) outstanding as of September 30, 2013.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[2]	Based on 239,614,272 Ordinary Shares (as defined in Item 1) outstanding as of September 30, 2013.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	Based on 239,614,272 Ordinary Shares (as defined in Item 1) outstanding as of September 30, 2013.

Item 1. Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates are the ordinary shares, par value $0.0000002 per share (the “Ordinary Shares”), of Giant Interactive Group Inc. (the “Issuer”), a Cayman Islands company. The address of the principal executive offices of the Issuer is 11/F, No. 3 Building, 700 Yishan Road, Shanghai, 200233, People’s Republic of China.

The American Depository Shares (the “ADSs”), each representing one Ordinary Share, of the Issuer are listed on the New York Stock Exchange under the symbol “GA”.

Item 2. Identity and Background

This statement on Schedule 13D is being jointly filed by the following persons:

(i)	Baring Private Equity Asia V Holding (12) Limited (“Baring (12)”), a limited liability company incorporated under the laws of the British Virgin Islands;

(ii)	The Baring Asia Private Equity Fund V, L.P. (“Baring LP”), a Cayman Islands limited partnership, as a joint shareholder of Baring (12);

(iii)	The Baring Asia Private Equity Fund V Co-Investment L.P. (“Baring Co”), a Cayman Islands limited partnership, as a joint shareholder of Baring (12);

(iv)	Baring Private Equity Asia GP V, L.P. (“Baring GP”), a Cayman Islands limited partnership, as the general partner of Baring LP and Baring Co;

(v)	Baring Private Equity Asia GP V Limited (“Baring Limited”), a Cayman Islands limited company, as the general partner of Baring GP; and

(vi)	Mr. Jean Eric Salata (“Mr. Salata”), as the sole shareholder of Baring Limited.

Baring 12, Baring LP, Baring Co, Baring GP, Baring Limited and Mr. Salata are referred to herein as the “Reporting Persons” and each a “Reporting Person”.

Baring (12) has its principal office at Columbus Centre, 2nd Floor, Suite 210, Road Town, Tortola VG1110, British Virgin Islands. Baring LP, Baring Co, Baring GP and Baring Limited have their principal office at PO Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands. Mr. Salata’s principal office is at 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong. The principal business of Baring (12) is investing in securities. Baring LP and Baring Co, as the joint shareholders of Baring (12), act through their general partner Baring GP, which in turn acts through its general partner Baring Limited. The principal business of Baring LP, Baring Co, Baring GP and Baring Limited is investment activities. Mr. Salata is the sole shareholder of Baring Limited and disclaims beneficial ownership of the investment by Baring (12) except to the extent of his economic interest. Mr. Salata’s current principal occupation is acting as an investment advisor.

The directors and executive officers of Baring (12) and Baring Limited are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds for the Share Acquisition (as defined below) is equity financing from the Reporting Persons and/or their affiliates. As a result of the Share Acquisition, with effect from December 3, 2013, Baring (12) directly owns an aggregate of 11,800,000 Ordinary Shares, representing 4.92% of the issued and outstanding Ordinary Shares (based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013).

With respect to the Transaction (as defined below), it is anticipated that, at the price per Ordinary Share set forth in the Proposal (as defined below), approximately US$1.42 billion will be expended in acquiring approximately 121.0 million outstanding Ordinary Shares (calculated based on the number of Ordinary Shares outstanding as of September 30, 2013) owned by shareholders of the Issuer other than the Consortium (as defined below) in connection with the Transaction.

It is anticipated that funding for the Transaction will be provided by a combination of debt and equity capital. Equity financing will be provided by the Consortium Members (as defined below), and any additional members accepted into the Consortium, in the form of cash. Debt financing will be primarily provided by third party financial institutions.

Item 4. Purpose of Transaction

On November 25, 2013, Baring (12), Mr. Yuzhu Shi (“Mr. Shi”), Vogel Holding Group Limited (“Vogel”) and Union Sky Holding Group Limited (“Union Sky”, together with Baring (12), Mr. Shi and Vogel, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction. Pursuant to the Consortium Agreement, in the Transaction, Baring (12) is required to contribute any Ordinary Shares it holds and Mr. Shi, acting through and together with Vogel and Union Sky (collectively with Mr. Shi, the “Major Shareholder Parties”), are required to contribute at least 50,290,354 of the Ordinary Shares they hold. The Major Shareholder Parties have a right to sell the remaining Ordinary Shares they hold to the Consortium at the same per share price as the one offered to other shareholders of the Issuer in the Transaction, in which case the Consortium will have to arrange for additional debt and/or equity financing for the Transaction. Mr. Shi, Union Sky, Vogel and Baring LP also entered into a guarantee agreement (the “CA Guarantee”) on November 25, 2013, pursuant to which Baring LP shall guarantee Baring (12)’s obligations under the Consortium Agreement.

On November 25, 2013, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Issuer in a going private transaction at a price of US$11.75 in cash per Ordinary Share or per ADS (each representing one Ordinary Share). According to the Proposal, the Consortium Members are interested only in acquiring the outstanding shares of the Issuer that the Consortium Members do not already own, and the Consortium Members do not intend to sell their stake in the Issuer to any third party. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3.

On November 25, 2013, Mr. Shi, Vogel and Baring (12) entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which Vogel agreed to sell, and Baring agreed to purchase, 11,800,000 Ordinary Shares (the “Purchase Shares”) at US$9.79 per Ordinary Share (the “Purchase Price”) subject to the terms and conditions thereof (the “Share Acquisition”). Pursuant to the Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date under the Share Purchase Agreement where Baring (12) is part of the buyer consortium and the price per share in such going-private transaction (the “Going-private Price”) is higher than the Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the Share Acquisition where Baring is not part of the buyer consortium due to its own decision or election without Mr. Shi’s written consent and the Going-private Price is higher than the Purchase Price, Baring shall pay Vogel the difference between the Purchase Price and the Going-private Price with respect to the aggregate of the Purchase Shares. Mr. Shi, Vogel and Baring LP entered into a guarantee agreement (the “SPA Guarantee”) on November 25, 2013, pursuant to which Baring LP shall guarantee Baring (12)’s obligations under the Share Purchase Agreement. The Share Acquisition completed on December 3, 2013.

The information set forth in this Item 4 is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal, the Consortium Agreement, the CA Guarantee, the Share Purchase Agreement and the SPA Guarantee, copies of which are attached hereto as Exhibits 7.02, 7.03, 7.04, 7.05 and 7.06, respectively, and which are incorporated herein by reference.

If the Transaction is carried out and consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the ADSs under Section 12 of the Securities Act will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated. The Proposal provides that no binding obligation on the part of the Issuer or the Consortium Members shall arise with respect to the Transaction unless and until definitive agreements have been executed.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Agreement. Subject to the terms of the Consortium Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares and/or ADSs, dispose of some or all of their Ordinary Shares and/or ADSs, engage in short-selling or hedging or similar transactions with respect to the Ordinary Shares and/or ADSs, and/or continue to hold Ordinary Shares and/or ADSs.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5. Interest in Securities of the Issuer

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, Baring (12) directly owns 11,800,000 Ordinary Shares, which represents approximately 4.92% of the issued and outstanding Ordinary Shares (based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013) and has sole voting power and sole disposition power with respect to such shares. Baring LP and Baring Co, as the joint shareholders of Baring (12), may be deemed to have acquired beneficial ownership of 11,800,000 Ordinary Shares, which represents approximately 4.92% of the issued and outstanding Ordinary Shares of the Issuer (based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013), and have shared voting power and shared disposition power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, which in turn acts as the general partner of Baring LP and Baring Co, each may be deemed to have acquired beneficial ownership of 11,800,000 Ordinary Shares, which represents approximately 4.92% of the issued and outstanding Ordinary Shares of the Issuer (based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013), and have shared voting power and shared disposition power with respect to such shares. Mr. Salata, as the sole shareholder of Baring Limited may be deemed to have acquired beneficial ownership of 11,800,000 Ordinary Shares, which represents approximately 4.92% of the issued and outstanding Ordinary Shares (based on 239,614,272 Ordinary Shares outstanding as of September 30, 2013), and has shared voting power and shared disposition power with respect to such shares.

The Reporting Persons may be deemed to be a “group” with Mr. Shi, Vogel and Union Sky pursuant to Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal (each as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Mr. Shi, Vogel and Union Sky. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of Mr. Shi, Vogel and Union Sky.

(c) Except as set forth in Items 3 and 4, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Items 4, 5 and 7 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

The following is filed herewith as an Exhibit to this Schedule 13D:

Exhibit 7.01	Agreement of Joint Filing by and among the Reporting Persons, dated December 3, 2013.

Exhibit 7.02	Proposal from Baring (12), Mr. Shi, Vogel and Union Sky, dated November 25, 2013.

Exhibit 7.03	Consortium Agreement by and among Baring (12), Mr. Shi, Vogel and Union Sky, dated November 25, 2013.

Exhibit 7.04	Consortium Agreement Guarantee by and among Baring LP, Mr. Shi, Vogel and Union Sky, dated November 25, 2013.

Exhibit 7.05	Share Purchase Agreement by and among Baring (12), Mr. Shi and Vogel, dated November 25, 2013.

Exhibit 7.06	Share Purchase Agreement Guarantee by and among Baring LP, Mr. Shi and Vogel, dated November 25, 2013.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2013.

Baring Private Equity Asia V Holding (12) Limited

By:	/s/ Rajindar Singh
Name:	Rajindar Singh
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata

Schedule I

Baring Private Equity Asia GP V Limited

The name and present principal occupation of each of the of the directors and officers of Baring Private Equity Asia GP V Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Tek Yok Hua	Administration	Singapore	2 Battery Road #23-01, Maybank Tower, 049907, Singapore

Ramesh Awatarsing	Administration	Mauritius	355, NeXTeracom Tower 1, 3 Floor, Cybercity, Ebene, Mauritius

Christian Wang Yuen	Administration	Mauritius	355, NeXTeracom Tower 1, 3 Floor, Cybercity, Ebene, Mauritius

Rajindar Singh (alternate director to Tek Yok Hua)	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616

Baring Private Equity Asia V Holding (12)

The name and present principal occupation of each of the directors and officers of Baring Private Equity Asia V Holding (12) are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Rajndar Singh	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616

Agnes Chen Meiyun (alternative director to Rajindar Singh)	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616